Exhibit 99.2

GERDAU S.A.

Corporate Taxpayer ID (CNPJ): 33.611.500/0001-19

Company Registry (NIRE): 35300520696

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON NOVEMBER 6, 2023, AT 8:35 A.M., AT THE REGISTERED OFFICE LOCATED AT AVENIDA DOUTORA RUTH CARDOSO, 8.501, 8º ANDAR, CONJUNTO 2, PINHEIROS, IN THE CITY AND STATE OF SÃO PAULO.

1.	The meeting was attended by all the members of the Board of Directors of Gerdau S.A. (“Company”), pursuant to the Charter, and was presided over by Guilherme Chagas Gerdau Johannpeter, with Rafael Lebensold acting as secretary.

2.	The Board of Directors approved the removal of Mr. Hermenio Pinto Gonçalves from the position of Executive Officer of the Company with effect from today, in view of his retirement. The Board thanked Mr. Gonçalves for his important contributions to Gerdau and wished him success in his new ventures.

3.	The Board of Directors unanimously approved the election of Aldo Tapia Castillo, Peruvian, married, engineer, National Foreigner Registry (RNE) no. F796991F, Individual Taxpayers Register (CPF) no. 718.740.011-03, with business address at Av. Dra. Ruth Cardoso, 8.501, 8º andar, conjunto 2, Pinheiros, São Paulo, SP, CEP 05425-070, as Executive Officer with unified mandate until the annual shareholders meeting that will deliberate on the accounts of fiscal year 2023.

The Executive Officer took office after signing the instrument of investiture drawn up in the appropriate book and declared, under penalty of law, that he is not prohibited from exercising any management activities of the Company, pursuant to article 147 of Federal Law 6,404/76. The instrument of investiture and clearance certificate signed by the Executive Officer elected will be filed at the registered office of the Company.

The Board of Directors unanimously authorized the Executive Officer to hold management positions, whether or not remunerated, in other companies in which the Company holds direct or indirect interest.

The Board of Executive Officers now has the following composition:

BOARD OF EXECUTIVE OFFICERS
Gustavo Werneck da Cunha	Chief Executive Officer
Rafael Dorneles Japur	Vice President Investor Relations Officer
Marcos Eduardo Faraco Wahrhaftig	Vice President
Rubens Fernandes Pereira	Vice President
Aldo Tapia Castillo	Executive Officer
Cesar Obino da Rosa Peres	Executive Officer
Mauro de Paula	Executive Officer
Wendel Gomes da Silva	Executive Officer

Nothing else has been addressed.

Signatures: Presiding board: Guilherme Chagas Gerdau Johannpeter (Chairman) and Rafael Lebensold (Secretary). Directors: Guilherme Chagas Gerdau Johannpeter (Chairman), André Bier Gerdau Johannpeter (Vice Chairman) and Claudio Johannpeter (Vice Chairman), Gustavo Werneck da Cunha, Claudia Sender Ramirez, Alberto Fernandes and Márcio Hamilton Ferreira (Directors).

I hereby certify that this is a faithful copy of the original instrument drawn up in the Company's records.

São Paulo, November 6, 2023.

Rafael Lebensold

Secretary